Filed by Atlantic Coast Airlines Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to

Rules 14a-12 and 14d-9 under the Securities Exchange of 1934

Subject Company: Atlantic Coast Airlines Holdings, Inc.

Commission File No. 0-21976

Date: October 23, 2003

ACA Board of Directors

Decides Not to Pursue Mesa’s Expression of Interest

Board Believes Current Strategy Provides a

Better Value Proposition for ACA Stockholders

DULLES, VA – October 23, 2003 – Atlantic Coast Airlines Holdings, Inc. (“ACA”) (Nasdaq: ACAI) today announced that its Board of Directors has unanimously reaffirmed the Company’s strategy to establish a new, independent low-fare airline and decided not to pursue Mesa Air Group Inc.’s (Nasdaq: Mesa) expression of interest to acquire all outstanding shares of ACA. In making its determination, the Board noted that, among other things, Mesa’s expression of interest is highly conditional and subject to due diligence.

The Board believes that the Company’s current plan provides better value for ACA stockholders. An important component of this plan is the addition of 33 Boeing or Airbus narrow-body aircraft to serve at least 16 markets, thereby leveraging ACA’s existing fleet of regional jets to provide feed and build upon its significant presence at Washington Dulles. Under this strategy, ACA will become one of the largest low-cost carriers in the industry, offering customers and communities lower fares, frequent departures and excellent service.

ACA’s Chairman and Chief Executive Officer, Kerry Skeen, said: “Our Board is confident that we can produce greater value for our stockholders by pursuing our low-fare airline strategy and we continue to move ahead with our plans. We have the best employees in the industry, a clear direction, strong financial position and a bright future. Mesa’s expression of interest is nothing more than an attempt to deprive ACA stockholders of the value inherent in their Company by eliminating a viable, low-fare competitor. The ACA Board of Directors is well aware of its fiduciary duties and will continue to act in the best interests of ACA stockholders.”

ACA is uniquely positioned to execute on its strategy:

Immediate Critical Mass – ACA’s existing infrastructure will provide immediate critical mass at Dulles. With 44 gates, 87 regional jets and a fleet that will include 33 narrow-body jets, ACA will operate more than 325 daily departures from Dulles, offering high-frequency service to a large number of markets for both local and connecting passengers. ACA’s high utilization operation and low distribution costs will allow it to offer walk-up fares up to 70% lower than those offered today for service to and from Dulles.

Market Opportunities – ACA operates from the Washington Metropolitan area, which is the 5th largest local travel market in the U.S. with more than 40 million local passengers per year. The combination of ACA’s low fares with Dulles’ convenient location and attractive demographics is expected to attract a significant number of value-conscious travelers. Furthermore, Washington Dulles is an ideal location to create a hub that will offer connecting service to more than 1,000 markets, 55% of which do not currently enjoy low-fare service.

Greater Value – ACA intends to implement its new independent low-cost carrier strategy as soon as its contract with United is terminated and ACA expects to become profitable within 12 months of operation. ACA’s independent strategy is expected to result in greater stockholder value than can be achieved in either a code-sharing arrangement with United or under Mesa’s expression of interest.

As a part of its low-fare, low-cost strategy, ACA also announced that the Company has reached a tentative agreement on a revised contract with the Air Line Pilots Association (ALPA). Subject to ratification and to the Company implementing its low-fare airline, the agreement will allow the Company to compete successfully with other carriers in the low-fare market. The agreement establishes competitive pay rates and work rules for narrow-body jets and includes terms that are designed to decrease costs and increase efficiency and productivity in the operation of the Company’s 50-seat regional jets.

In making its determination not to pursue Mesa’s expression of interest, the Board noted a number of concerns regarding the value of the stock to be offered to ACA stockholders. The Board’s concerns include:

•	The fact that a substantial portion of Mesa’s business is with US Airways, a carrier that has not been profitable since it emerged from bankruptcy earlier this year, and that a substantial portion of Mesa’s business would be with United, which itself has not yet emerged from bankruptcy.

•	Whether Mesa has a binding agreement with United for recently announced regional jet commitments. The Company believes that Mesa’s memorandum of understanding with United has not been approved by United’s bankruptcy court, and thus is nonbinding and subject to renegotiation if United determines that it must seek further reductions in rates or other changes to terms in order to emerge from bankruptcy.

•	What operational performance and costs Mesa must achieve under its memorandum of understanding with United in order to achieve projected margins on that business. Typically, the revenues provided under code-share agreements are essentially fixed with a variable component based on monthly operational performance. Mesa’s previous agreement with United was terminated by United as a result of poor operational performance by Mesa, so it is critical to know whether Mesa’s margins are based on realistic and achievable targets.

•	Whether Mesa has assurances that United will enter into an agreement with it regarding the operation of ACA’s aircraft. United has publicly stated that it has alternatives to ACA for its East Coast regional operations, and thus it is unclear why Mesa believes that it can place ACA’s aircraft into service with United.

•	Whether Mesa’s agreement with United and its other mainline partners provide for an adjustment of rates based on mature maintenance expenses that Mesa will incur as its aircraft age, or whether Mesa is enjoying a “maintenance expense holiday” as a result of operating new aircraft under agreements with fixed revenue streams.

•	What synergies Mesa believes it can realize through a combination with ACA, and the extent to which savings from any such synergies must be passed through to Mesa’s code share partners.

•	How Mesa expects to manage the pilots’ collective bargaining agreements. The Company believes that Mesa’s collective bargaining agreement with its pilots provides that any Mesa Air Group subsidiary must be operated under the terms of the Mesa contract and the ACA pilot agreement expressly requires any acquirer to operate ACA under the terms of the ACA contract. Mesa previously has been unsuccessful in keeping its subsidiaries’ pilots under separate contracts. Given the cost implications to a combined entity, it is important to understand whether Mesa intends to honor its pilot agreement, and why Mesa expects that both pilot groups would waive these scope rights and agree to operate under two different labor agreements.

The Company noted that it intends to file materials with the Securities and Exchange Commission in opposition to Mesa’s consent solicitation.

Morgan Stanley & Co. is acting as financial advisor and Gibson, Dunn & Crutcher LLP is acting as legal counsel.

ACA will hold a conference call today, October 23, 2003, at 9:00 AM ET to discuss this announcement and ACA’s third quarter 2003 financial and operating results. The live webcast can be accessed directly through the ACA website at www.atlanticcoast.com (go to the “For Investors” section). A slide presentation will also be available on the ACA website.

Atlantic Coast Airlines currently operates as United Express and Delta Connection in the Eastern and Midwestern United States as well as Canada. On July 28, 2003, ACA announced plans to establish a new, independent low-fare airline to be based at Washington Dulles International Airport. The Company has a fleet of 146 aircraft – including a total of 118 regional jets – and offers over 840 daily departures, serving 84 destinations. ACA employs over 4,800 aviation professionals.

Statements in this press release and by Company executives regarding its implementation of new business strategies and its relationship with United Airlines, Inc., regarding the expression of interest from Mesa Air Group, Inc. and other matters, as well as regarding operations, earnings, revenues and costs, represent forward-looking information. A number of risks and uncertainties exist which could cause actual results to differ materially from these projected results. Such risks and uncertainties include, among others: the costs of reviewing and responding to Mesa’s expression of interest, and other impacts of the expression of interest on the Company’s operations; United’s option under bankruptcy rules to assume or reject the existing United Express Agreement; the timing of any disengagement by the Company as a United Express carrier under the United Express Agreement or pursuant to bankruptcy court proceedings; the ability to effectively implement its low-fare business strategy utilizing regional jets; the ability to acquire and obtain financing for any additional aircraft intended to be operated; the availability of additional or alternative business opportunities for the Company’s operations; the effects of United’s bankruptcy proceedings; the continued financial health of Delta Air Lines, Inc., and the ability and willingness of Delta to continue to deploy the Company’s aircraft and to utilize and pay for scheduled service at agreed upon rates; availability and cost of product support for the Company’s 328JET aircraft; unexpected costs arising from the insolvency of Fairchild Dornier; general economic and industry conditions; additional acts of war or terrorism; and risks and uncertainties arising from the events of September 11, any of which may impact the Company, its aircraft manufacturers and its other suppliers in ways that the Company is not currently able to predict. Certain of these and other risk factors are more fully disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 and in its Quarterly Report on Form 10-Q for the six-month period ended June 30, 2003. These statements are made as of October 23, 2003 and ACA undertakes no obligation to update any such forward-looking information, including as a result of any new information, future events, changed expectations or otherwise.

Prior to any request for the stockholders of ACA to take any action with respect to Mesa’s expression of interest, appropriate filings shall be made with the SEC by both Mesa and ACA, which filings may include proxy statements, a Schedule TO and/or a Schedule 14D-9. These filings will contain important information about Mesa’s expression of interest and ACA’s position regarding Mesa’s expression of interest. You are urged to read them carefully before taking any action or making any decision with respect to Mesa’s expression of interest. You will be able to obtain the documents if and when they become available free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by ACA free of charge by requesting them in writing from ACA, 45200 Business Court, Dulles, VA 20166, Attention: Director, Corporate Communications.

ACA and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies. A detailed list of the names of ACA’s directors and executive officers is contained in ACA’s proxy statement for its 2003 annual meeting, which may be obtained without charge at the website maintained by the SEC’s at www.sec.gov.

The common stock of parent company Atlantic Coast Airlines Holdings, Inc. is traded on the Nasdaq National Market under the symbol ACAI. For more information about Atlantic Coast Airlines, visit our website at www.atlanticcoast.com.

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Contacts:

Rick Delisi

Director of Corporate Communications

Atlantic Coast Airlines Holdings, Inc.

703-650-6550

Rick.Delisi@atlanticcoast.com

Judith Wilkinson/Dan Katcher

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449 x112/x113

jmw@joelefrank.com/dek@joelefrank.com